Computershare

82-18

Investor Services

03 JAN 24 AM 7:21

Anna Pagliuca
Senior Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7916
Direct fax : (514) 982-7580
anna.pagliuca@computershare.com

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

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January 23, 2003

03003356

BY COURIER

U.S. Securities & Exchange Commission
Office of International Corporate
Finance 3-9
450 5th Avenue N.W.
Washington (D.C.)
20549 U.S.A.

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

SUPPL

Dear Sirs:

RE: DOMTAR INC.
Annual and Special Meeting of Shareholders

Please be advised of the following Record and Meeting dates in respect to the Annual and Special Meeting of Shareholders of Shareholders of the subject Company:

Record Date:	**March 20, 2003**
Meeting Date:	**May 1, 2003**
Place of Meeting:	**Montréal, Québec**

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Yours very truly,

Anna Pagliuca

AP/ba

c.c.: Domtar Inc.

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